Incorporation of SH Asset Management as a direct subsidiary

On December 15, 2008, SH Asset Management, an indirect subsidiary of Shinhan Financial Group (“SFG”), was incorporated as a direct subsidiary of SFG.

SFG acquired 9,000,000 shares or 100% of SH Asset Management from Shinhan Bank at an aggregate purchase price of KRW 158,511 million.

This incorporation is in line with SFG’s plan to integrate the two asset management firms, Shinhan BNP Paribas ITMC and SH Asset Management, for which the Financial Services Commission (“FSC”) approved the merger on December 12, 2008.

The merger between these two asset management firms will take place on January 1, 2009 with Shinhan BNP Paribas ITMC being the surviving entity. On the same date, SH Asset Management will be dissolved after the merger.

However, the merger date may change with the agreement of both parties depending on the preparation of the integration of the actual businesses and etc.